April 5, 2019

Ron Babecoff
Chief Executive Officer and Director
BiondVax Pharmaceuticals Ltd.
Jerusalem BioPark, 2nd floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

       Re: BiondVax Pharmaceuticals Ltd.
           Registration Statement on Form F-1
           Filed March 25, 2019
           File No. 333-230484

Dear Dr. Babecoff:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed March 25, 2019

Financial Statements, page F-1

1.     Please revise to provide updated audited financial statements. Refer to
Item 4(a) of Form
       F-1 and Part I, Item 8.A.4 of Form 20-F.
Exhibits

2. We note that Section 7.6 of the Deposit Agreement and Section 23 of Exhibit A includes a waiver of jury trial provision with respect to any suit, action or proceeding against the company and/or the depositary directly or indirectly. Please revise the Deposit Agreement
 Ron Babecoff
BiondVax Pharmaceuticals Ltd.
April 5, 2019
Page 2
      to state that, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 if
you have any questions.



                                                            Sincerely,
FirstName LastNameRon Babecoff
                                                            Division of
Corporation Finance
Comapany NameBiondVax Pharmaceuticals Ltd.
                                                            Office of
Healthcare & Insurance
April 5, 2019 Page 2
cc:       Tammy Zoppo, Esq.
FirstName LastName